EXHIBIT 99.1

For Immediate Release: NR 16-02

Exeter Resource Corporation Reports Voting Results from Annual General Meeting

Vancouver, B.C., June 7, 2016: Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt: EXB – “Exeter” or the “Company”) announces the voting results from its annual general meeting of shareholders (Annual Meeting) held on Tuesday June 7, 2016. A total of 49,319,719 common shares, representing 55.76% of Exeter’s issued and outstanding common shares, were represented at the Annual Meeting. Shareholders voted in favour of all items of business put forth at the meeting being the appointment of PricewaterhouseCoopers LLP as external auditors of Exeter, determining the number of directors of Exeter at five and the renewal of the Company’s 10% rolling stock option plan. The following nominees, as listed in Exeter’s Management Information Circular, were re-elected as directors of the Company:

DIRECTOR	Votes For	%	Withheld Votes	%
Bryce G. Roxburgh	25,145,583	97.95	525,990	2.05
Yale R. Simpson	25,156,282	97.99	515,291	2.01
Robert G. Reynolds	25,130,608	97.89	540,965	2.11
John C. Simmons	25,333,860	98.68	337,713	1.32
Julian Bavin	21,828,926	85.03	3,842,647	14.97

If you have any questions regarding Exeter, or would like a complete corporate presentation forwarded to you, please contact Mr. Rob Grey, VP Corporate Communications at Toll-free: 1.888.688.9592 or by email at rgrey@exeterresource.com

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. The project is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold deposit (Barrick Gold Corp. and Kinross Gold Corp.). The discovery represents one of the largest known mineral discoveries made in Chile in recent years.

On December 19, 2014, Exeter announced the filing of an Amended NI 43-101 Technical Report on the Caspiche Project (“2014 PEA”). See the Exeter web site or Sedar for the details regarding the 2014 PEA.

The Company currently has cash reserves of C$20 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

A. Disclaimer: The economic analysis contained in the 2014 PEA is considered preliminary in nature.  There is no certainty that the economic forecast outlined in the 2014 PEA will be realized. No inferred mineral resources were used in the PEA. See Exeter’s website or Sedar for the news release dated December 19, 2014: Amended NI 43-101 Technical Report on the Caspiche Project; Effective date: April 30, 2014. Wendell Zerb, Exeter´s President & CEO and a “qualified person” (¨QP¨) within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has reviewed and approved the technical information in this corporate update.

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the potential significance of water discovered, the potential to establish new opportunities for the advancement of Caspiche, results from preliminary economic assessment including estimated annual production rates, capital and production costs, water and power requirements and metallurgical recoveries, expected taxation rates, potential for securing water rights and adequate water and potential approval of water extraction, potential for reduced power costs, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, risks associated with operating in areas subject to drought conditions and scarcity of available water sources, power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2015 dated March 22, 2016 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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